Exhibit 1

Speaker 1:

Recording in progress.

Jonathan Litt, Founder and CIO:

Good morning and thank you for joining Land and Buildings' webinar on Ventas. We've titled this presentation Curing a Decade of Underperformance at Ventas. If you'd like a copy of the presentation, you can go to the website cureventas.com. My name is Jon Litt. I'm the CIO of Land and Buildings, and I'm also the nominee for next week's annual meeting at Ventas. If you have any questions, please feel free to reach out to us after this call, and we'd be happy to set up a time to speak. Thank you. We appreciate you all dialing in today.

The topics we're looking to cover in the next 30 minutes is an executive summary, a discussion of the persistent underperformance of Ventas, a discussion of the failure of oversight by the board of directors, why we believe board change is necessary, and why the right shareholder representative on the Ventas board is needed to cure a long period of underperformance. I'd like to start with a brief history of Land and Buildings. We are a registered investment advisor. We are dedicated to investing in the publicly traded real estate space. We've been in business for 13 years, and we've been actively engaging with companies for the last 10 years. Our active engagements have been with 38 and the returns of those companies during our engagement period have been materially stronger than that of the REIT index, benefiting all of the shareholders of the companies which we've engaged with. We're long term shareholders and many of the companies we've engaged with we continue to own long after our engagement concludes, as there was success in improvement in the company. Prior to founding Land and Buildings in 2008, I was an analyst on the sell side, covering the REIT industry. In fact, I've been involved in the REIT industry for the last 30 years, a period of which the industry went from about 15 billion to a trillion dollars today. And we've been involved with the vast majority of companies which have gone public, gone private and everything in between.

I'd like to talk for a moment about a few of the names on this page. First, in terms of QTS we had first engaged with QTS back in 2015, that was a very successful engagement. The board and lead director took our concerns quite seriously and they would come to our offices regularly, post our engagement and during our engagement period the stock did very well. In fact, from 2015, until last year, seven years later, we continued to own the stock until Blackstone bought it last year and it was a real loss in the industry as it had become a leading performer within the data center space. During the time we've been involved in the 38 companies and engagement, 60 board members have been appointed to boards as a result of our efforts. The vast majority of those people have been women and people of color. In just one other situation had we had to go to a proxy contest in the REIT industry, and that was at Taubman Centers. In fact, we had to go twice. The first year we lost and the second year we won. We're long term shareholders and I think that that illustrates that point.

We got a lot done at Taubman. We got the board de-staggered, we got a vast majority of the board re-populated, and some material improvements to governance. While I was on the board at Taubman, we exited businesses and came up with a plan which eventually led to the sale of the company. I, we, are very selective on which boards myself or members of the Land and Buildings team go on. The only other board that we've been on is Mack-Cali, where I went on through a settlement with the company and developed a good working relationship with the chairman. We were able to achieve a lot of good things for shareholders and very strong returns subsequent to my joining the board.

What I'd like to do now is to turn the page and talk about Ventas and talk about why we're here first. I'd like to say I've known Debbie Cafaro, the CEO of Ventas since she took the helm of Ventas in the late nineties, and she had a tough hand, she had a single tenant REIT with a tenant that wasn't very good and over the next 10 years, she built it into a powerhouse in the healthcare industry and she delivered very strong, total returns. She earned when I was an analyst, a place on our blue-chip REIT list, as a result of all the things that she accomplished during her time at that time at Ventas. More recently, that has not been the case. And if, whether we look at the past 1, 3, 5, or 10 years, Ventas shares have underperformed a variety of different metrics that we can use to measure the performance, and that's whether it was before COVID or after COVID.

We've spoken with many Ventas investors and the investors that are not in Ventas and they largely agree with what we've identified as the problems and the solutions that we're proposing. Some have been much more harsh. Some have been a little less harsh, but there has not been an investor who has defended this board or management team and their performance over the last period of time. In fact, some investors that are not in Ventas said to us, they're not in Ventas because they're worried about those events that happen sporadically that cause the stock to materially underperform. If we had to identify one reason that the company has struggled on its total shareholder returns, it would be due to capital allocation. The company has been a rapid acquirer of assets over the last 10 years, more than that. But the last 10 years we're looking at and that has not translated into superior total returns.

The company has an investment committee. The investment committee, we believe can do a much better job of underwriting these assets. So we think capital allocation is the number one area that needs to be improved. When you have a challenging capital allocation track record, it leads to poor investor communications because things that go wrong after you acquire an asset end up resulting in missed expectations. And the company went from being an under-promise and outperform company to an over-promise and underperform company. And we've seen the valuation of the company steadily drift lower as the management team and board's credibility with the investment community has deteriorated. We think it's quite important that there be a shareholder representative with a deep history that's well respected in the REIT industry on the board. There are healthcare people on the board, there's industry management people on the board, but there's not somebody with the REIT experience on the board. Myself and others would fit that role. When the company chose to refresh the board, they did not choose to refresh with somebody, either myself or like myself, that has that kind of experience to help them get back to being a blue-chip REIT. Our goal at Ventas is to get them back to being a blue-chip REIT. And we think Debbie has the ability to do that and she needs a board that can help her get there.

So today Ventas is a $35 billion healthcare REIT. Most people think of it as a senior housing REIT, in fact, if they're successful at getting the 300 million of lost EBITDA back over the next year or two, two thirds of the company will be in senior housing. They do own medical office buildings and life science and hospitals. A few investors commented to us in the past few weeks - you know, if we want to own medical office buildings or life science, we can do that. We don't need it here. We own Ventas because it's a senior housing company. I'm not saying that they should get rid of those businesses, but it was an interesting comment that I wanted to pass along. The senior housing business is set up for great success and we want to help Ventas be able to capture that success. The teens were not kind here not kind to the senior housing business, the population growth wasn't that big and unfortunately a lot of supply came on line, but today we're going to have substantial population growth in the 80 plus category over the next five years and supply has come down materially from where it had peaked in the mid-teens. We think the industry is set up for great success and we'd like to see Ventas capture their fair share. Our plan, should we get on the board, is to work with the board to identify the issues that have led to its undervaluation relative to its closest peer Welltower and to figure out how to make corrective steps, to improve the outcomes and get them back to blue-chip REIT status.

The key to me and my experience on other the boards is to work collaboratively with the board. We could come in with preconceived ideas, but we're open to suggestions and other views, and we are willing to evaluate and think through the best path forward for the company. But some of the areas that we think need to be addressed are capital allocation. I've talked about this briefly. The company has an investment committee. The charter for that investment committee has not been made public. The investment committee has been together a long time. There's some good people on the investment committee. Some people I don't know as well, we think they can do a much better job in underwriting these assets. When you buy an existing asset and think about in your own personal life, you buy home and a year later the roof leaks or the boiler breaks, etc; underwriting these assets is quite important. Understanding what the development that's coming on in the neighborhood. Senior housing is in my own experience with my own parents that moved into an Atria facility, really a game changer for people in their eighties that have acuity. And my parents flourished in an Atria community, and part of it was they knew all the staff and the stability of that staff in that property and there is a real need for senior housing and you know, the top part of our population that has accumulated a lot of wealth can afford it and we have to underwrite these assets, keep them in good shape so that when these people come in, they want to rent at a Ventas property. We've worked with other companies at capital allocation, creating investment committees, creating charters, populating those investment committees with good people and we think we can be quite helpful here. We've worked with other companies who are repairing investor communication. Ventas can be a beat and raise story. It should be an under-promise and outperform company. It has not been and it needs to get there. And that's easy to do. Internal growth we think is going to be very good because of the recovery post COVID. But we also think that as this is more of a roll up story in its closest peer Welltower, that there can be more intensive work done at the operator level to figure out how to maximize the revenue and the net operating income that these properties generate. When we were at MGM, we knew there was a problem with the margins. We didn't know exactly why, but the company went out and hired a management consultant and they found in the end 400 million in incrementally EBITDA on a billion and a half dollar EBITDA base, it might make sense for this company to engage an outside consultant, to come in and look at these operators and see what can be done to improve. I'm sure they'll tell us that they have done that and I think it could be done in a more fulsome way. I think governance needs to be reinvigorated as we've seen in our engagement with Ventas. This is a stale board kind of stuck in the dark ages, that can be refreshed and can be more shareholder friendly. So on Monday, ISS came out with their report on this proxy contest, and they agreed with many of the points that we made in our presentation, which you have here. They say, and I'm going to go over a few of their quotes that there is a defensible argument that without a shareholder representative in the boardroom that is independent of management, the decisions that the company makes as the recovery and senior housing takes hold could lead to undisciplined investments, poor investor communication, or missed opportunities for operational optimization. They go on to say that the company's efforts to create value by transforming the portfolio or improving investor communications has not generated positive TSR. The company has done a lot on transforming the portfolio in the last 1, 3, 5, 10 years and we would agree, and this goes back to our point on capital allocation, that we should have seen much better absolute and relative total shareholder returns. They go on to say that the most recent appointment of Michael Embler raises questions about the independence of the board, questions about the board's motivation and could eventually jeopardize the credibility of the board's approach to refreshment. I was on the board with Michael Embler at Taubman. I like him, think he was management friendly, and I think based upon who we heard Korn Ferry reached out to as other candidates to go on the board, that there would, could have been some other really good choices to put on the board that would've resonated with investors as a good person to be on the board. Those people that we would all know and recognize didn't make it into the final six that the board interviewed. In the end, ISS concluded that the incumbent board has an opportunity to close the multiple gap relative to Welltower over the next year and, should those efforts fail, that they would be more supportive of more change at next year’s annual meeting. So they're choosing to give this board another year. We disagree with that conclusion. We did that at Taubman and it would've been better to get it done the first year, but we are cognizant that many investors who would otherwise support Land and Buildings with an ISS recommendation for the dissident will have trouble making that decision. And what I'd like to say is we are long term shareholders. As one of the board members on the Ventas board said to us with regard to another matter, we're like a dog with a bone. We don't let go and when we see value and value that can be unlocked and we can help ring the bell so to speak with the board management, we can see good outcomes. And so we're here and we're hoping that this board, hopefully I'm on it, will be able to create those superior total shareholder returns going forward. So I assume some of you have already gone through the deck, so I'm just going to hit some selective pages. I want to be clear. We looked at the performance of Ventas, prior to our public announcement of our engagement with the company, one, three, five and ten years. And they underperformed compared to Welltower, which we think is the best peer. They underperformed compared to the NAREIT Healthcare Index, which they uses their peer group for compensation purposes, they underperformed relative to the REIT index, they underperformed relative to the S&P 500. They underperformed. Now you could say, well, it's COVID and so we went and we looked Pre-COVID, though 12/31/19, same answer. In fact, if you go and look at what's happened on the earnings front, you can see that compared to Welltower and the healthcare index over the trailing 1, 3, 5, and 10 years, they've delivered inferior earnings growth. Now Ventas' portfolio went through a lot of change, acquisitions, dispositions, and spinouts, and Welltower’s went through a lot of change through acquisitions dispositions and a lot of those things need to be taken into account, but we could also look back and go, you know, there's real underperformance here. And this leads to a lack of credibility with shareholders and the multiple compression that we've seen in the stock.

Analyst estimates have consistently had to come down. As a former analyst, we take our cues from management and from other companies in the space and any channel checks we're doing in the private market. So if the estimates that the street has come up with are kind of in line with other companies in the space, and yet Ventas has to get those numbers down by updating their assumptions, that is not the analyst's fault, that's management's fault for not effectively communicating with the investment community about what assumptions should be underwritten. So we think there's been a failure of oversight by this board. This has happened over a long period of time by a group of directors that have been together for a long period of time. Capital allocation missteps, communication breakdown, internal growth, deterioration, and governance failures and I'll talk about each of these a little bit more briefly.

We identified here, you know, a couple of the very large transactions that Ventas has done in the last 10 plus years. And they tend to be big game hunting. They have an effective cost of capital they make on acquisition. Really different than their peer, Welltower, which is much more organic ground up type of a development acquisition strategy. But what you can see, the common denominator, at least of these three acquisitions, were substantial premiums to where these stocks were trading in the public market and you could see that the analysts were critical at that time of these acquisitions. We don't have a postmortem on an acquisition that the company produces. How did Nationwide do? How did ARHT do? How's New Senior doing? Had we, we could judge each one of these. And so we have to look at data in the best way we can, based upon publicly available information to see how did Ventas' acquisitions do.

And I think this page sums it up best. So one common denominator we know is the same-store revenue growth of Welltower, and Ventas on their SHOP portfolio. We know in the mid-teens, the going got tough for the senior housing business largely due to oversupply and what you could see here in the dark line is that Ventas really struggled with driving same-store revenue growth out of their SHOP portfolio, and ultimately saw a collapse in 2019. Welltower during that period was able to continue to grow their revenue and also got hit by the impact of 2019, but to a lesser degree. And I think this goes to underwriting. Where were their properties? What was condition of the properties? How much new supply is coming in, and when you have new supply coming in, if you have a property that's five years old and hasn't been maintained effectively to have strong curb appeal, those 80-year-olds that have wealth are going to go to the new property. They just are. It's a fact. And so there's a lot of work that needs to be done when you underwrite these properties and then once you own them, maintaining them. So they have that curb appeal to get people in and then how you run them. And I think that goes to internal growth. Oh, sorry. Operators. So Ventas today has two operators that make up the vast majority of their operator portfolio. Whereas, Welltower has many more operators. One of the things I found in my career following the senior housing space is there are diseconomies of scale over time and it's very hard to manage. They have 60,000 beds, 60 beds, largely with two operators, that's really been a roll up as opposed to growing organically and integrating new acquisitions and systems, IT systems, staffing, education, etcetera, and we think that either the operators can do a much better job or there needs to be more operators.

On corporate communications, the company came out in June of 2019 and said, we're going to have great growth, 5 to 7% annually over the next several years. That was incongruous with everything we were seeing at that time in other companies, but the stock rallied, because that's what we were told was going to happen in the Ventas portfolio. And really, just six months later, they had to back off of that and materially brought numbers down and that saw the stock come down 24% and this was kind of the icing on the cake of investor frustration with this board and management team. The company went into the pandemic and, you know, there's always crises in my career. You know, we had 9/11, we had the GFC, we've had the pandemic, and those are the big ones and the companies that run conservative balance sheets really get through those crises. Companies that don't have to take more drastic steps and issue equity or sell crown jewels. And Ventas got a bit into that bind and they sold some really terrific life science assets and they also sold equity quite cheap. What you can see on the right hand side is Ventas and Welltower largely traded at the same valuations, but since 2017 that valuation spread has eroded consistently. We're here today to say, it's time to get this company back to blue-chip REIT status. It's time to get them back to trading to Welltower. They can do it. The board needs to be on the ball, needs to be overseeing management, management needs to make a commitment to shareholders that that's their goal, and they have a plan to get there.

I'd like to now turn to governance. This board has 11 people on it and what you can see is the top, the red area is we have a group of very long tenured board members that have been together for a long time. That is kind of uncommon at this point in the REIT industry but more importantly, it's a two tier board. These board members, these long serving board members, are on all the key committees, the investment committee and the executive committee, and they chair these committees. Whereas, the refreshed and diversity board members they put on more recently are on lesser boards and are not chair of those boards. And I want to highlight Marguerite Nader. We all know Marguerite as CEO of Equity Lifestyle. I also had the opportunity to work with her when she was a board member at Liberty. She's fantastic, really thoughtful and understands the issues. If there's anybody that should be on the investment committee, it's Marguerite, and even a chair of the investment committee, if she has the time. And so it's emblematic of the stale governance at this company that they have effectively created a two tier board structure and left the refreshed and diverse board members off of the key committees.

This is the investment committee as it stands today. And I'm going to leave Embler out for a moment. Six members, average board tenure of those six board members is 13 years. So these people were all on the board, in the heyday Ventas when it was clearly a blue-chip REIT and maybe were more approving of transactions because of that reputation. And frankly, I have that reputation, but what we've seen happen over the last 10 years is a different story. And this committee needs to up its game. The charter should be disclosed. That charter should be reflective of the current environment and this committee should be refreshed. We find it unusual to have management on an investment committee and the investment committee should have the ability to use outside advisors. The company has an executive committee. These are super rare today. This is like dinosaur stuff.

And again, it's like largely the same group of old board members that have allegiances to Debbie, and we think it's time for that to go. So Michael Embler was put on the board of Ventas. We nominated, we made public our nomination and proxy on Sunday evening. Later that night, the board met and appointed Michael Embler to the board. This was a very reactive move. We had been talking to the company since December. We had very constructive settlement discussions with the company and we know and we've done this enough when they are constructive and genuine and/or not constructive and not genuine. And this was very (inaudible). We were very surprised that we were unable to resolve this privately. We were told in early January that they were going to put somebody new on the board imminently, and they wanted us to be a part of the press release on that and we decided at Land and Buildings, you know, let them make the announcement. If it's somebody good, we go pens down and, and we see what happens. And if it's not, we keep going forward, but that's not what happened. They actually didn't do anything with the board refresh for two months after we had that last conversation with Nom. And Gov. And then they, after we announced that we were moving ahead with our proxy contest. So Michael has a terrific resume. I'm not sure if he's as independent as we would like. He was on the board of Kindred from 2001 to 2008. This was one of the company's top tenants at that time and we're not sure what the nature of the relationship there with Debbie was, but clearly this was not, let's say, another institutional investor and at Taubman, he spent a long part of his career working with Michael Price and Michael Price was very close family friends with the Taubmans. And so there were concerns that was there the independence that we'd otherwise like to see?

So James Shelton or Denny Shelton is our lead director. This is the guy that's looking out for us right when you have a combined chair and CEO. The lead director is the one that shareholders look to defend them in the boardroom. He's been on this board for 14 years. That's a long time period, but he's been our lead director for the last six years, a period during which, as we show on the bottom right, we've seen material underperformance. We think it's time for a new lead independent director. What's fascinating at Ventas is this board has sold stock 80 times in the last 10 years. They didn't buy stock at all. One prior board member did buy stock once way back when. If you have the confidence in the company, you buy stock, or you keep your stock you get as you go along but this is, this is really poor and we see this very rarely.

I'm going to flip ahead to conclude. We believe Ventas can reestablish its blue-chip REIT status. We think that the board needs to be refreshed, that the investment committee number one needs to step up its game in oversight of this management team and the acquisitions that they're doing. So we can get better outcomes. We need to, number two, we need to repair investor confidence. We need to under-promise and outperform and have investors not be scared to invest in Ventas because they're worried about when the next shoe's going to drop. I think there's a real opportunity to focus on how to improve internal growth beyond a recovery from COVID by improving the operators’ underlying performance. We think the governance needs to be reinvigorated and, as we outlined, this is a two tier board as it stands today. It's stale and it's overseen substantial underperformance. That concludes our webinar. I'd like to thank you for taking the time. Again, please reach out to me if you have any questions, thank you.

Speaker 1:

Recording stopped.